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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

June 18, 2020

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 8, 2020
CIK 0001781397

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 16, 2020 with respect to the confidentially submitted registration statement on Form F-1 (DRS), File No. 0001781397 (the “Original Filing”), submitted on June 8, 2020 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the revised submission (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comment.

Direct Registration Statement on Form F-1

Enforceability of Civil Liabilities, page 72

1.        We note your disclosure on page 72 that states "[s]ubstantially all of our assets are located outside the United States." We also note your disclosure on page 7 that states "[a]ll of the assets owned by the Company are located in the U.S." and your disclosure on page F-8 that states "[a]s of September 30, 2019 and 2018, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US." Please amend your disclosure to reconcile this inconsistency.

Response: The foregoing apparent inconsistency was a result of an inadvertert error which has been corrected on p. 72 of the Amended Filing.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:     Zhenyu Wu, CFO